SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Q2’21 Earnings Results

I. Performance in Q2 2021 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 20	Q1 21	Q2 21	QoQ	YoY
Quarterly Results
Revenues	5,307	6,883	6,966	+1%	+31%
Operating Income	-517	523	701	+34%	N/A
Income before Tax	-669	323	550	+70%	N/A
Net Income	-504	266	424	+59%	N/A

II. IR Event of Q2 2021 Earnings Results

1. Provider of Information:	IR Team
2. Participants:	Investors, Securities analysts, etc.
3. Purpose:	To present Q2 21 Earnings Results of LG Display
4. Date & Time:	09:00 (KST) on July 28, 2021
5. Venue & Method:	Earnings release conference call in Korean/English
- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com
6. Contact Information

1)	Head of IR:

Daniel Lee, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Yoon Joo Lee, Assistant Manager, IR Team (82-2-3777-0744)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on

IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 21 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2021 Results

SEOUL, Korea (July 28, 2021) –LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2021.

•

Revenues in the second quarter of 2021 increased by 31% to KRW 6,966 billion from KRW 5,307 billion in the second quarter of 2020 and increased by 1% from KRW 6,883 billion in the first quarter of 2021.

•

Operating profit in the second quarter of 2021 recorded KRW 701 billion. This compares with the operating loss of KRW 517 billion in the second quarter of 2020 and with the operating profit of KRW 523 billion in the first quarter of 2021.

•	EBITDA in the second quarter of 2021 was KRW 1,770 billion, compared with EBITDA of KRW 413 billion in the second quarter of 2020 and with EBITDA of KRW 1,620 billion in the first quarter of 2021.

•

Net income in the second quarter of 2021 was KRW 424 billion, compared with the net loss of KRW 504 billion in the second quarter of 2020 and with the net income of KRW 266 billion in the first quarter of 2021.

LG Display registered KRW 6,966 billion in revenues and KRW 701 billion in operating profit in the second quarter of 2021.

LG Display recorded an all-time high second quarter revenues thanks to the high sales in TV displays including OLED, the solid performance in IT products, and the increase in LCD panel prices.

The company saw a year-on-year increase of 31% in revenues as well as a turnaround to operating profit year-on-year, while recording a quarter-on-quarter increase of 1% in revenues and 34% in operating profit. The company’s operating margin recorded 10% in the second quarter, reaching a double-digit percentage for the first time in 16 quarters.

LG Display recorded KRW 424 billion in net income and KRW 1,770 billion in EBITDA with EBITDA margin of 25.4% in the quarter – its highest margin since the third quarter of 2009.

LG Display posted 164% in the liability-to-equity ratio, 96% in the current ratio, and 69% in the net debt-to-equity ratio as of June 30, 2021, indicating consistent improvement.

Panels for IT devices accounted for 39% of the revenues in the second quarter of 2021, panels for TVs accounted for 38%, up 7% from the previous quarter thanks to the increase in panel prices and shipments, and those for mobile and other devices accounted for 23%.

LG Display’s OLED TV panel shipments in the first half of this year surpassed 3.5 million units, which accounted for 80% of last year’s annual shipments, putting the company on track to sell 8 million OLED panels within the year.

In the second half of this year, LG Display will continue to seek to increase profit by continuing to strengthen its position within the super large-size TV market and expand its position within the mid-size premium market. At the same time, the company will identify applications where OLED can unleash its distinct inherent value, and develop them into high-margin, high-growth segments.

Through this, the company is expected to rapidly increase its profitability. It aims to turn its large-size OLED business in the black in the second half of this year while pursuing an operating margin in a mid-single-digit range from 2022, and eventually, a double-digit range in the mid to long run.

LG Display’s P-OLED business has managed to secure its business operation stability with improvements having been made to its overall internal capabilities such as enhancements in development, production, and quality. In tandem with its strengthened partnerships, LG Display will further work growing the volume and preparing for new models, and reinforce its revenue base by broadening high margin portfolio such as wearables, etc.

For its LCD sector, LG Display is converting its capability into developing more value-added IT products, while putting a larger focus on highly-profitable products including super large-size and commercial products in the TV segment. In addition, the company will further strengthen its mid and long-term partnership with key strategic customers to preemptively respond to possible market changes down the road.

“We saw a solid performance in the second quarter as a result of the favorable LCD market situation as well as the company’s efforts to improve its OLED business,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. “Although the market volatility is expected to remain in the future, we will step up our efforts to improve our OLED business performance and aim to solidify its business operations built through its partnerships with customers to maintain a stable performance in the LCD sector.”

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About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 63,360 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Daniel Lee, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 28, 2021	By:	/s/ Daniel Lee
(Signature)
Name: Daniel Lee
Title: Head of IR / Vice President